UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

VISTEON CORPORATION
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
92839U206 and 92839U305
(CUSIP Number)
October 1, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	92839U206, 92839U305

1	NAMES OF REPORTING PERSONS STARK OFFSHORE MANAGEMENT LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	WISCONSIN

	5	SOLE VOTING POWER

NUMBER OF		3,800,142

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,800,142

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,800,142

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	7.5%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

Page 2 of 8 Pages

CUSIP No.	92839U206, 92839U305

1	NAMES OF REPORTING PERSONS STARK CRITERION MANAGEMENT LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	WISCONSIN

	5	SOLE VOTING POWER

NUMBER OF		200,036

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		200,036

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	200,036

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.4%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

Page 3 of 8 Pages

CUSIP No.	92839U206, 92839U305

Item 1(a)	Name of Issuer: Visteon Corporation (the “Issuer”).

Item 1(b)	Address of the Issuer’s Principal Executive Offices:
One Village Center Drive
Van Buren Township, Michigan 48111

Item 2(a)	Name of Person Filing
The Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):
i)	Stark Offshore Management LLC (“Offshore”); and

ii)	Stark Criterion Management LLC (“Criterion”).

Item 2(b)	Address of Principal Business Office or, if None, Residence:
The address of the principal business office of each of the Reporting Persons is 3600 South Lake Drive, St. Francis, WI 53235.

Item 2(c)	Citizenship:
i)	Offshore is a Wisconsin limited liability company; and
ii)	Criterion is a Wisconsin limited liability company.

Item 2(d)	Title of Class of Securities:
Common Stock, par value $0.01 per share (the “Shares”).

Item 2(e)	CUSIP Number:
92839U206 and 92839U305

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
This Item 3 is not applicable.

Item 4.	Ownership:

Item 4(a)	Amount Beneficially Owned:
As of the date hereof, Offshore may be deemed to be the beneficial owner of 3,800,142 Shares and Criterion may be deemed to be the beneficial owner of 200,036 Shares.

Page 4 of 8 Pages

CUSIP No.	92839U206, 92839U305
This statement relates to Shares (as defined herein) held by Stark Master Fund Ltd. (“Stark Master Fund”), and Stark Criterion Master Fund Ltd. (“Criterion Master Fund”). Offshore serves as the investment manager of Stark Master Fund. As such, Offshore has been granted investment discretion over portfolio investments, including the Shares, held by Stark Master Fund. Criterion serves as the investment manager of Criterion Master Fund. As such, Criterion has been granted investment discretion over portfolio investments, including the Shares, held by Criterion Master Fund. In addition, Michael Roth and Brian Stark are the Managing Members of Offshore and Criterion, and as such have the authority to direct the management of Offshore and Criterion. Therefore, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, Offshore, Criterion, and Messrs. Roth and Stark may be deemed to be the beneficial owners of, but each hereby disclaim such beneficial ownership of, the Shares.

Item 4(b)	Percent of Class:
As of the date hereof, Offshore may be deemed to be the beneficial owner of approximately 7.5% of the total number of Shares outstanding and Criterion may be deemed to be the beneficial owner of 0.4% of the total number of Shares outstanding.

Item 4(c)	Number of shares as to which such person has:

Offshore
(i)	Sole power to vote or direct the vote:	3,800,142
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	3,800142
(iv)	Shared power to dispose or to direct the disposition of	0

Criterion
(i)	Sole power to vote or direct the vote:	200,036
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	200,036
(iv)	Shared power to dispose or to direct the disposition of	0

Item 5.	Ownership of Five Percent or Less of a Class:
This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:
This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group:
This Item 8 is not applicable.

Page 5 of 8 Pages

CUSIP No.	92839U206, 92839U305

Item 9.	Notice of Dissolution of Group:
This Item 9 is not applicable.

Item 10.	Certification:
By signing below each of the Reporting Persons certifies that, to the best of such person’s knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

Page 6 of 8 Pages

CUSIP No.	92839U206, 92839U305
SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 12, 2010	STARK OFFSHORE MANAGEMENT LLC
	By:	/s/ Brian J. Stark
Brian J. Stark
Managing Member

Date: October 12, 2010	STARK CRITERION MANAGEMENT LLC
	By:	/s/ Brian J. Stark
Brian J. Stark
Managing Member

Page 7 of 8 Pages

CUSIP No.	92839U206, 92839U305

EXHIBIT INDEX

Page No.
A.	Joint Filing Agreement, dated as of October 12, 2010, by and among Stark Offshore Management LLC and Stark Criterion Management LLC	9

Page 8 of 8 Pages